# Bank of America, N.A.

## Form SBSE-A

Supplemental Filing Attachment:

**Amendment to Schedule B, Section II**

**Item 13B**

**January 24, 2025**

**Bank of America, N.A. - Response to Item 13B of Form SBSE-A - Other entities that could not be entered on the form**

| Firm or Organization Name | UIC | Street Address 1 | Street Address 2 | City | State/Country | Zip + 4 Postal Code | Effective Date MM DD YYYY | Termination Date MM DD YYYY | Description |
|---|---|---|---|---|---|---|---|---|---|
| SHANGHAI CLEARING HOUSE | | No. 2 East Beijing Road, Huangpu District | | Shanghai | China | 200002 | 10/26/2021 | | Third Party arrangement with others with respect to Custody, Clearance, or Settlement |
| SKANDINAVISKA ENSKILDA BANKEN AB | F3JS33DEI6XQ4ZBPTN86 | Kungsträdgårdsgatan 8 | | Stockholm | Sweden | SE-106 40 | 10/26/2021 | | Third Party arrangement with others with respect to Custody, Clearance, or Settlement |
| SKANDINAVISKA ENSKILDA BANKEN AB | 549300ND1MQ8SNNYMJ22 | 2 Tornimäe Street | | Tallinn | Estonia | 15010 | 10/26/2021 | | Third Party arrangement with others with respect to Custody, Clearance, or Settlement |
| SKANDINAVISKA ENSKILDA BANKEN AB | 549300YW95G1VBBGGV07 | Meistaru iela 1, Valdlauci, Kekavas pag. | | Rigas raj | Latvia | LV-1076 | 10/26/2021 | | Third Party arrangement with others |

| | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | | with respect to Custody, Clearance, or Settlement |
| SKANDINAVISKA ENSKILDA BANKEN AB | 549300SBPFE9JX7N8J82 | Gedimino ave.12 | | Vilnius | Lithuania | 01103 | 10/26/2021 | | Third Party arrangement with others with respect to Custody, Clearance, or Settlement |
| SOCIETE GENERALE MAROCAINE DE BANQUES SA | 549300WHIMVBNIDQWK21 | 55, Boulevard Abdelmoumen | | Casablanca | Morocco | 20100 | 10/26/2021 | | Third Party arrangement with others with respect to Custody, Clearance, or Settlement |
| STANBIC IBTC BANK PLC | 029200098C3K8BI2D551 | I.B.T.C Place, Walter Carrington Crescent, Victoria Island | | Lagos | Nigeria | | 10/26/2021 | 09/30/2024 | Third Party arrangement with others with respect to Custody, Clearance, or Settlement |
| STANDARD CHARTERED BANK (INDONESIA BRANCH) | RILFO74KP1CM8P6PCT96 | World Trade Center II, 3rd Floor | Jl.Jend. Sudirman Kav.29-31 | Jakarta | Indonesia | 12920 | 10/26/2021 | | Third Party arrangement with others with respect to Custody, Clearance, or Settlement |
| STANDARD CHARTERED BANK, BAHRAIN BRANCH | RILFO74KP1CM8P6PCT96 | Manama Main Branch, Building no.180, Government Avenue | | Manama | Kingdon of Bahrain | 315 | 10/26/2021 | | Third Party arrangement with others with respect to Custody, |

| | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | | Clearance, or Settlement |
| STANDARD CHARTERED BANK, DIFC BRANCH | RILFO74KP1CM8P6PCT96 | Standard Chartered Bank, Building 1 | DIFC, 4th Floor, PO Box 999 | Dubari | UAE | | 10/26/2021 | | Third Party arrangement with others with respect to Custody, Clearance, or Settlement |
| STANDARD CHARTERED BANK, OMAN BRANCH | RILFO74KP1CM8P6PCT96 | Standard Chartered Bank, Bait Al Falaj Street | | Ruwi | Sultanate of Oman | | 10/26/2021 | | Third Party arrangement with others with respect to Custody, Clearance, or Settlement |
| STANDARD CHARTERED BANK, UAE BRANCH | RILFO74KP1CM8P6PCT96 | Standard Chartered Bank, Building 1 | DIFC, 4th Floor, PO Box 999 | Dubari | UAE | | 10/26/2021 | 04/30/2024 | Third Party arrangement with others with respect to Custody, Clearance, or Settlement |
| STATE STREET BANK AND TRUST COMPANY | 549300ZFEEJ2IP5VME73 | State Street Financial Center 1 Lincoln Street | | Boston | MA | 02111 | 10/26/2021 | | Third Party arrangement with others with respect to Custody, Clearance, or Settlement |
| THAILAND SECURITIES DEPOSITORY COMPANY LIMITED | 254900IJQ6ZM0PD20H32 | 14th Floor, 93 Ratchadaphisek Road | | Dindaeng | Thailand | | 10/26/2021 | | Third Party arrangement with others with respect to Custody, Clearance, or Settlement |

| | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| THE BANK OF NEW YORK MELLON | HPFHU0OQ28E4N0NFVK49 | 240 Green Street | | New York | NY | 10286 | 10/26/2021 | | Third Party arrangement with others with respect to Custody, Clearance, or Settlement |
| The Branch of CITIBANK, N.A. in the Republic of Argentina | 579100KKDGKCFFKKF005 | Bartolomé Mitre 530 –3rd floor | | Buenos Aires | Argentina | C1036AAJ | 10/26/2021 | 05/31/2024 | Third Party arrangement with others with respect to Custody, Clearance, or Settlement |
| THE CLEARING CORPORATION OF INDIA LIMITED | 335800CNVQFGRCP1PR55 | CCIL BHAVAN, S. K. BOLE ROAD, DADAR (WEST) | | MUMBAI | IN-MH | 400028 | 10/26/2021 | | Third Party arrangement with others with respect to Custody, Clearance, or Settlement |
| THE DEPOSITORY TRUST COMPANY INC | MLDY5N6PZ58ZE60QU102 | 55 Water St | | New York | NY | 10041 | 10/26/2021 | | Third Party arrangement with others with respect to Custody, Clearance, or Settlement |
| THE STANDARD BANK OF SOUTH AFRICA LTD | QFC8ZCW3Q5PRXU1XTM60 | Investor Services, 3rd Floor, 25 Pixley Ka Isaka Seme Street | | Johannesburg | South Africa | 2001 | 10/26/2021 | | Third Party arrangement with others with respect to Custody, Clearance, or Settlement |

| | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| U.S. BANK NATIONAL ASSOCIATION | 6BYL5QZYBDK8S7L73M02 | 425 Walnut Street | | Cincinnati | OH | 45202 | 10/26/2021 | | Third Party arrangement with others with respect to Custody, Clearance, or Settlement |
| UNICREDIT BANK CZECH REPUBLIC AND SLOVAKIA, A.S. | KR6LSKV3BTSJRD41IF75 | Želetavská 1525/1 | | Praha 4 - Michle | Czech Republic | 140 92 | 10/26/2021 | 09/30/2024 | Third Party arrangement with others with respect to Custody, Clearance, or Settlement |
| UNICREDIT BANK HUNGARY ZRT. | Y28RT6GGYJ696PMW8T44 | Szabadság tér 5-6. | | Budapest | Hungary | HU-1054 | 10/26/2021 | 09/30/2024 | Third Party arrangement with others with respect to Custody, Clearance, or Settlement |
| UNICREDIT BANKA SLOVENIJA d.d. | 549300O2UN9JLME31F08 | Šmartinska 140 | | Ljubljana | Slovenija/Slovenia | SI-1000 | 10/26/2021 | | Third Party arrangement with others with respect to Custody, Clearance, or Settlement |
| WELLS FARGO BANK, NATIONAL ASSOCIATION | KB1H1DSPRFMYMCUFXT09 | 301 South College Street | | Charlotte | NC | 28202 | 1/1/2024 | | Third Party arrangement with others with respect to Custody, Clearance, or Settlement |
| ZAGREBACKA BANKA D.D. | PRNXTNXHBI0TSY1V8P17 | Savska 62 | | Zagreb | Croatia | 10000 | 10/26/2021 | | Third Party arrangement |

| | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | | with others with respect to Custody, Clearance, or Settlement |
| CITIBANK KOREA INC. | 745P3MMS7E8CUVXDRJ82 | 50, Saemunan-ro, Jongno-gu | | Seoul | South Korea | 03184 | 03/01/2024 | | Third Party arrangement with others with respect to Custody, Clearance, or Settlement |
| KOREA EXCHANGE | 549300TJ3RRV6Q1UEW14 | 40, Munhyeongeumyung-ro | Nam-gu, Busan, 50F, BIFC | Busan Metropolitan City KR-26 | South Korea | 48400 | 03/01/2024 | | Third Party arrangement with others with respect to Custody, Clearance, or Settlement |
| TAIWAN FUTURES EXCHANGE CO., LTD. | 549300J778QS7XTS7440 | 14th Floor, 100 Roosevelt Road | Section 2 | Taiwan | Taiwan | 100404 | 03/01/2024 | | Third Party arrangement with others with respect to Custody, Clearance, or Settlement |
| CREDITEX LLC | 549300MTPNQ2UHMICT12 | 3411 SILVERSIDE ROAD | TATNALL BUILDING 104 | Wilmington | Delaware | 19810 | 04/01/2024 | | Third Party arrangement with others with respect to Execute or Trade |
| THE BANK OF NEW YORK MELLON, LONDON BRANCH | HPFHU0OQ28E4N0NFVK49 | 240 Green Street | | New York | NY | 10286 | 07/01/2024 | | Third Party arrangement with others with respect to Custody, |

| | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | | Clearance, or Settlement |
| TRADITION SEF LLC | 549300MBO45EHETL4438 | 850 NEW BURTON ROAD | SUITE 201 | Dover | DE | 19904 | 08/01/2024 | | Third Party arrangement with others with respect to Execute or Trade |
| WEMATCH.LIVE LLC | 9845004CA04V768BFF14 | CORPORATION TRUST CENTER 1209 ORANG | | Wilmington | DE | 19801 | 09/01/2024 | | Third Party arrangement with others with respect to Execute or Trade |
| INDUSTRIAL AND COMMERCIAL BANK OF CHINA ARGENTINA S.A. | 5493002ERZU2K9PZDL40 | 55 Fuxingmennei Avenue | Xicheng District | Beijing | China | 100140 | 09/01/2024 | | Third Party arrangement with others with respect to Custody, Clearance, or Settlement |
| 360 TRADING NETWORKS INC | 5493006UQP8F8P24HJ68 | 521 5th Avenue | | New York City | New York | 10175 | 10/01/2024 | | Third Party arrangement with others with respect to Execute or Trade |
| INTERCONTINENTAL EXCHANGE HOLDINGS, INC. | 549300R4IG1TWPZT5U32 | 5660 New Northside Drive North West | | Atlanta | US-GA | 30328 | 10/01/2024 | | Third Party arrangement with others with respect to Execute or Trade |
| NEX SEF LIMITED | 2138008LPQ92DIHKHY20 | LONDON FRUIT AND WOOL EXCHANGE | 1 DUVAL SQUARE | London | United Kingdom | E1 6PW | 10/01/2024 | | Third Party arrangement with others with respect to |

| | | | | | | | | | Execute or Trade |
|---|---|---|---|---|---|---|---|---|---|
| CIBC MELLON TRUST COMPANY | 549300IYUUH221WBZ505 | 900-1 York Street | | Toronto | Canada | M5J 0B6 | 11/01/2024 | | Third Party arrangement with others with respect to Custody, Clearance, or Settlement |
| CME GROUP INC. | LCZ7XYGSLJUHFXXNXD88 | C/O THE CORPORATION TRUST COMPANY | CORPORATION TRUST CENTER, 1209 ORANGE ST | WILMINGTON | Delaware | 19801 | 12/01/2024 | | Third Party arrangement with others with respect to Execute or Trade |
| ICE SWAP TRADE, LLC | 549300MJXRX8C2XQEX97 | C/O UNITED AGENT GROUP INC. | 1521 CONCORD PIKE SUITE 201 | WILMINGTON | Delaware | 19803 | 12/01/2024 | | Third Party arrangement with others with respect to Execute or Trade |
| KYTE BROKING LIMITED | 1ZU7M6R6N6PXYJ6V0C83 | 55 BAKER STREET | | LONDON | United Kingdom | W1U 8EW | 12/01/2024 | | Third Party arrangement with others with respect to Execute or Trade |
| TRADEWEB GLOBAL LLC | 5493009DYKOCXWBRC524 | C/O CORPORATION SERVICE COMPANY | 251 LITTLE FALLS DRIVE | WILMINGTON | Delaware | 19808 | 12/01/2024 | | Third Party arrangement with others with respect to Execute or Trade |